
January 5, 2021

Bin Lin
Chief Executive Officer
Lianluo Smart Limited
Room 611, 6th Floor, Beikong Technology Building
No. 10 Baifuquan Road, Changping District
Beijing 102200, People's Republic of China

   Re: Lianluo Smart Limited
     Amendment No. 2 to Registration Statement on Form F-4
     Filed December 23, 2020
     File No. 333-249660

Dear Mr. Lin:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

Amendment No. 2 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Consequences of the Merger, page 80

1. We note that you have filed a short-form tax opinion as Exhibit 8.1. The short-form tax opinion and the referenced tax sections in the prospectus both must state clearly that the disclosures in the referenced tax sections of the prospectus are the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011. Please revise the short-form tax opinion and the referenced tax sections to state clearly that the tax consequences discussed in the referenced sections are counsel's opinion.

2.   We note your disclosure on page 81 that "ACCORDINGLY, EACH STOCKHOLDER SHOULD CONSULT WITH SUCH STOCKHOLDER'S OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER." Please delete this limitation on reliance. Investors are entitled to rely on the expressed opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Newegg
Critical Accounting Policies
Common Stock Valuations, page 176

3.   We read your response to comment 3. Please retroactively verify the reasonableness of your estimated enterprise value based on the number of shares you expect to receive in the merger and the market price of Lianluo's common stock, adjusted for Lianluo's events and circumstances that were inapplicable to Newegg and Newegg's events and circumstances that were inapplicable to Lianluo. Please provide an analysis that quantifies these events and circumstances to help facilitate our review of your equity issuances.

Newegg, Inc.
Unaudited Consolidated Financial Statements, page F-51

4.   Please provide updated interim financial information for Newegg here and throughout the filing. Refer to General Instruction C.1(d) of Form F-4 and Item 17(b)(8) of Form S-4.

Audited Consolidated Financial Statements
(19) Segment Information, page F-120

5.   We read your response to comment 4 and your corresponding disclosure revisions. Segment-related information is disclosed on a management approach basis and disclosure of certain segment-related amounts is not required, if those amounts are not reviewed by the chief operating decision maker. However, this provision does not apply to entity-wide disclosures. Please disclose your revenues by group of similar products and services. Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5 and ASC 280-10-50-40.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services